                             [DEY, INC. LETTERHEAD]

VIA EDGAR
---------

August 20, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: Dey, Inc. - Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-59857)

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, Dey, Inc., a Delaware corporation (the "Company"), hereby files this application for withdrawal of the Company's registration statement on Form S-1, File No. 333-59857 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission July 24, 1998, and amendments thereto were filed on September 10, 1998, October 2, 1998 and April 30, 1999. The Company has decided not to pursue the registration of shares of its common stock at this time.

         If you have any questions regarding this application for withdrawal, please call Jeffrey E. Cohen of Coudert Brothers (counsel to Dey, Inc.) at (212) 626-4936.

                                                      Very truly yours,


                                                      /s/ Charles A. Rice

                                                      Charles A. Rice
                                                      President and CEO



cc:      Heather Maples
         Pamela R. Marrs
         Edwin S. Matthews, Jr.
         Jeffrey E. Cohen